                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. )(1)

                                 Lenox Group Inc
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    526262100
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 5, 2007
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

      / / Rule 13d-1(b)

      /x/ Rule 13d-1(c)

      / / Rule 13d-1(d)

--------
      (1) The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information  required in the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 2 of 17
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG Carpathia Master Fund, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  536,174 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              536,174 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    536,174 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    3.8%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 3 of 17
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Ramius Securities, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  178,725 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              178,725 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    178,725 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.3%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    BD
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 4 of 17
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Ramius Capital Group, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  714,899 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              714,899 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    714,899 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.1%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 5 of 17
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & Co., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  714,899 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              714,899 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    714,899 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.1%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 6 of 17
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Peter A. Cohen
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   714,899 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              714,899 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    714,899 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.1%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 7 of 17
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Morgan B. Stark
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   714,899 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              714,899 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    714,899 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.1%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 8 of 17
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Thomas W. Strauss
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   714,899 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              714,899 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    714,899 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.1%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 9 of 17
--------------------------------------------------------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Jeffrey M. Solomon
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   714,899 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              714,899 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    714,899 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.1%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 10 of 17
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

            Lenox Group Inc, a Delaware corporation (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            One Village Place
            6436 City West Parkway
            Eden Prairie, MN 55344

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office or, if None, Residence
Item 2(c).  Citizenship

    Ramius Capital Group, L.L.C. ("Ramius Capital")
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: Delaware

    RCG Carpathia Master Fund, Ltd. ("Carpathia")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: Cayman Islands

    Ramius Securities, L.L.C. ("Ramius Securities")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: Delaware

    C4S & Co., L.L.C. ("C4S")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: Delaware

    Peter A. Cohen ("Mr. Cohen")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: United States

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 11 of 17
--------------------------------------------------------------------------------

    Morgan B. Stark ("Mr. Stark")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: United States

    Thomas W. Strauss ("Mr. Strauss")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: United States

    Jeffrey M. Solomon ("Mr. Solomon")
    c/o Ramius Capital Group, L.L.C.
    666 Third Avenue, 26th Floor
    New York, New York 10017
    Citizenship: United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share

Item 2(e).  CUSIP Number:

            526262100

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

            /X/   Not Applicable.

      (a)   / /   Broker or dealer  registered  under Section 15 of the Exchange
                  Act.

      (b)   / /   Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   / /   Insurance  company  as  defined  in  Section  3(a)(19)  of the
                  Exchange Act.

      (d)   / /   Investment   company   registered   under  Section  8  of  the
                  Investment Company Act.

      (e)   /  /  An    investment    adviser    in    accordance    with   Rule
                  13d-1(b)(1)(ii)(E).

      (f)   / /   An employee  benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

      (g)   / /   A parent holding  company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 12 of 17
--------------------------------------------------------------------------------

      (h)   / /   A  savings  association  as  defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act.

      (i)   / /   A church  plan  that is  excluded  from the  definition  of an investment  company under Section  3(c)(14) of the  Investment
                  Company Act.

      (j)   / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

      (a)   Amount beneficially owned:

            As of the date  hereof,  (i)  Carpathia  beneficially  owns  536,174 shares of Common  Stock,  ii) Ramius  Securities  beneficially  owns
            178,725  shares of Common  Stock,  and (iii)  Ramius  Capital may be deemed to  beneficially  own 714,899  shares of Common  Stock as the investment  advisor of Carpathia  and the managing  member of Ramius
            Securities.

            Ramius  Capital is the  investment  advisor of Carpathia  and is the managing  member of Ramius  Securities,  and has the power to direct some of the  affairs of each of  Carpathia  and  Ramius  Securities, including decisions  respecting the disposition of the proceeds from the sale of shares of the Common Stock.  C4S is the managing  member of Ramius  Capital  and in that  capacity  directs  its  operations.
            Messrs.  Cohen,  Stark,  Strauss and  Solomon are the sole  managing members of C4S, and in that capacity,  direct its  operations.  As a result,  each of  Ramius  Capital,  C4S and  Messrs.  Cohen,  Stark,
            Strauss and Solomon may be deemed to beneficially  own all shares of
            Common Stock that are  beneficially  owned by  Carpathia  and Ramius
            Securities, which is an aggregate number of 714,899 shares of Common
            Stock.

            The  foregoing  should  not be  construed  in and  of  itself  as an admission by any Reporting Person as to beneficial  ownership of any shares  of  Common  Stock  owned by  another  Reporting  Person.  In addition, each of Ramius Capital, C4S, Messrs. Cohen, Stark, Strauss and  Solomon  disclaim  beneficial  ownership  of the shares held by
            Carpathia  and Ramius  Securities  and the filing of this  statement shall not be construed  as an admission  that any such person is the beneficial owner of any such securities.

      (b)   Percent of class:

            5.1%

            Based on 14,125,111  shares issued and outstanding as of October 27,
            2006,  as reported  in the  Issuer's  Quarterly  Report on form 10-Q filed with the  Securities  and Exchange  Commission  on November 9,
            2006,  (i) Carpathia may be deemed to  beneficially  own 3.8% of the
            outstanding  shares  of  Common  Stock   outstanding,   (ii)  Ramius

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 13 of 17
--------------------------------------------------------------------------------

            Securities may be deemed to beneficially own 1.3% of the outstanding shares of Common Stock,  and (iii) each of Ramius Capital,  C4S, and
            Messrs.   Cohen,  Stark,  Strauss  and  Solomon  may  be  deemed  to beneficially own 5.1% of the outstanding shares of Common Stock.

      (c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            See Cover Pages Items 5-9.

      (ii)  Shared power to vote or to direct the vote

            See Cover Pages Items 5-9.

      (iii) Sole power to dispose or to direct the disposition of

            See Cover Pages Items 5-9.

      (iv) Shared power to dispose or to direct the disposition of

            See Cover Pages Items 5-9.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7.     Identification  and Classification of the Subsidiary That Acquired
            the Security Being  Reported on by the Parent  Holding  Company or
            Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            See Exhibit A.

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 14 of 17
--------------------------------------------------------------------------------

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certifications.

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities  referred to above were not acquired and  are  not  held  for the  purpose  of or with  the  effect  of  changing  or influencing  the control of the issuer of the  securities  and were not acquired and are not  held in  connection  with or as a  participant  in any  transaction having that purpose or effect.

Exhibits:

Exhibit A: Joint Filing  Agreement,  dated as of February 15, 2007, by and among
Carpathia,  Ramius Securities,  Ramius Capital,  C4S and Messrs.  Cohen,  Stark,
Strauss and Solomon.

Exhibit B: Power of Attorney for Messrs. Cohen, Stark, Strauss and Solomon dated
March 11, 2005.

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 15 of 17
--------------------------------------------------------------------------------

                                    SIGNATURE

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2007

RCG CARPATHIA MASTER FUND, LTD.           RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, L.L.C.,         By: Ramius Capital Group, L.L.C.,
    its investment advisor                    its managing member

By: C4S & Co., L.L.C.,                    By: C4S & Co., L.L.C.,
    as managing member                        as managing member

RAMIUS CAPITAL GROUP, L.L.C.              C4S & CO., L.L.C.

By: C4S & Co., L.L.C.,
    as managing member

                           By: /s/ Jeffrey M. Solomon
                              ---------------------------------
                              Name:  Jeffrey M. Solomon
                              Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
------------------------------------
Individually and as attorney-in-
fact for Peter A. Cohen, Morgan B.
Stark and Thomas W. Strauss

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 16 of 17
--------------------------------------------------------------------------------

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

The  undersigned  hereby agree that the Statement on Schedule 13G dated February
15, 2007 with  respect to the shares of Common  Stock of Lenox Group Inc and any further  amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the  undersigned  pursuant to and in accordance  with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: February 15, 2007

RCG CARPATHIA MASTER FUND, LTD.           RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, L.L.C.,         By: Ramius Capital Group, L.L.C.,
    its investment advisor                    its managing member

By: C4S & Co., L.L.C.,                    By: C4S & Co., L.L.C.,
    as managing member                        as managing member

RAMIUS CAPITAL GROUP, L.L.C.              C4S & CO., L.L.C.

By: C4S & Co., L.L.C.,
    as managing member

                           By: /s/ Jeffrey M. Solomon
                              ---------------------------------
                              Name:  Jeffrey M. Solomon
                              Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
------------------------------------
Individually and as attorney-in-
fact for Peter A. Cohen, Morgan B.
Stark and Thomas W. Strauss

--------------------------------------------------------------------------------
CUSIP: 526262100                                                   Page 17 of 17
--------------------------------------------------------------------------------

                                    EXHIBIT B
                                POWER OF ATTORNEY

         The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas
W.  Strauss  and  Jeffrey  M.  Solomon,  or any of them,  his  true  and  lawful attorney-in  fact and agent to execute and file with the Securities and Exchange
Commission  any  Schedule  13D,  Schedule  13G, any  amendments  thereto and any related  documentation  which  may be  required  to be filed  in his  individual
capacity  as  a  result  of  the  undersigned's   beneficial  ownership  of,  or
participation  in a group with  respect to,  securities  directly or  indirectly beneficially  owned by Ramius Capital Group,  LLC or any of its affiliates,  and granting unto said attorney-in-fact and agent full power and authority to do and perform  each and  every  act and  thing  which he might or could do in  person, hereby  ratifying and  confirming all that said  attorney-in-fact  and agent may lawfully  do or cause to be done by virtue  hereof.  The  authority  of Peter A.
Cohen,  Morgan B. Stark,  Thomas W.  Strauss and Jeffrey M.  Solomon,  or any of
them,  under  this  Power  of  Attorney  shall  continue  with  respect  to  the undersigned until the undersigned is no longer required to file Schedule 13Ds or
Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

                                             /s/ Peter A. Cohen
                                             --------------------------
                                             Peter A. Cohen

                                             /s/ Morgan B. Stark
                                             --------------------------
                                             Morgan B. Stark

                                             /s/ Thomas W. Strauss
                                             --------------------------
                                             Thomas W. Strauss

                                             /s/ Jeffrey M. Solomon
                                             --------------------------
                                             Jeffrey M. Solomon